SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)

The Howard Hughes Corporation
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

44267D107
(CUSIP Number)

Christopher Mark Wilson
Future Fund Board of Guardians
Level 43, 120 Collins Street
Melbourne VIC 3000, Australia
Telephone: + 61 (03) 8656 6400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Gregory B. Astrachan, Esq.
Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019−6099
(212) 728−8000

November 9, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44267D107	Page 2 of 5 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Future Fund Board of Guardians
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,949,890*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,949,890*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,949,890*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%*
14	TYPE OF REPORTING PERSON OO
* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of these shares of Common Stock. See Item 5.

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Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 1”) amends the Schedule 13D filed on November 19, 2010 (the “Original Schedule 13D”) (the Original Schedule 13D and Amendment No. 1 are collectively referred to herein as the “Schedule 13D”).  This Amendment No. 1 relates to the common stock, par value $0.01 per share (“Common Stock”), of The Howard Hughes Corporation, a Delaware corporation (the “Company”).

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to include the following:

On November 9, 2012, pursuant to the terms of a Warrant Purchase Agreement (as described in Item 4), the Investment Vehicles acquired shares of Common Stock pursuant to the exercise of certain Warrants held by the Investment Vehicles.  The source of funds used to pay the exercise prices for the Warrants was the proceeds received by the Investment Vehicles as consideration from a sale of the unexercised Warrants held by them to the Company. Each of (i) the number of Warrants exercised for shares of Common Stock and (ii) the number of Warrants sold to the Company by each Investment Vehicle along with the proceeds received by such Investment Vehicle in exchange for the sale such Warrants is set forth in Item 4.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13 is hereby amended to include the following:

On November 9, 2012,  the Investment Vehicles entered into an agreement (the “Warrant Purchase Agreement”) with the Company pursuant to which each Investment Vehicle (i) exercised certain of the Warrants beneficially owned by it for shares of Common Stock and (ii) sold the remaining unexercised Warrants beneficially held by it to the Company in exchange for the consideration set forth below.  The number of Warrants exercised by each Investment Vehicle and the number of Warrants sold to the Company by each Investment Vehicle along with the aggregate sale prices with respect to such Warrants sold are set forth in the tables below.

Investment Vehicle	Warrants Exercised for Common Stock	Shares of Common Stock Acquired
BRH HHC	496,434	496,434
BRH II	340,653	340,653
BRH III	390,749	390,749
BRH IV-A	45,178	45,178
BRH IV-B (1)	90,173	90,173
BRH IV-C (1)	30,210	30,210
BRH IV-D	30,210	30,210
BRH V	101,665	101,665
Total:	1,525,272	1,525,272

Investment Vehicle	Warrants Sold to Company	Aggregate Sale Prices
BRH HHC	751,209	$29,068,416.18
BRH II	515,481	$19,946,800.75
BRH III	591,287	$22,880,152.66
BRH IV-A	68,363	$2,645,341.23
BRH IV-B (1)	136,452	$5,280,079.88
BRH IV-C (1)	45,714	$1,768,926.59
BRH IV-D	45,714	$1,768,926.59
BRH V	153,841	$5,952,956.12
Total:	2,308,061	$89,311,600.00

The summary contained herein of the Warrant Purchase Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 9 hereto, and which is incorporated herein by reference.

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Item 5.  Interest in Securities of the Issuer

Item 5(a)-(c) of the Schedule 13D is hereby amended in its entirety as follows:

(a)-(b) As of the close of business on November 9, 2012,  the Investment Vehicles directly held and beneficially owned the shares of Common Stock indicated on the following table.  Each of the Investment Vehicles shares voting and investment power as indicated in the paragraphs below the table.  All calculations of percentages of beneficial ownership in this Item 5 and elsewhere in this Schedule 13D are based on 39,498,912 shares of Common Stock outstanding, which includes the 37,973,640 shares of Common Stock reported as outstanding as of August 5, 2012 by the Company in its Form 10-Q filed with the Securities and Exchange Commission on August 9, 2012 plus the 1,525,272 shares of Common Stock issued to the Investment Vehicles pursuant to the terms of the Warrant Purchase Agreement.

Investment Vehicle	Common Stock	Beneficial Ownership
BRH HHC	1,285,579	3.25%
BRH II	882,166	2.23%
BRH III	1,011,896	2.56%
BRH IV-A	116,994	0.30%
BRH IV-B (1)	233,515	0.59%
BRH IV-C (1)	78,233	0.20%
BRH IV-D	78,233	0.20%
BRH V	263,274	0.67%
Total:	3,949,890	9.999%
(1) The shares of Common Stock are held directly by Brookfield US Retail Holdings LLC. Pursuant to the BRH IV-B Agreement and BRH IV-C Agreement, as applicable, the applicable Investment Vehicle shares investment and voting power (but not with Brookfield US Retail Holdings LLC) over the shares of Common Stock held directly by Brookfield US Retail Holdings LLC.

The Reporting Person has no sole voting or investment power with respect to any shares of Common Stock or Warrants.

By virtue of (i) the ability of the Northern Trust Company, acting in its capacity as custodian for the Reporting Person under the Operating Agreement of BRH II, to appoint and remove the members of the board of directors of BRH II and (ii) the ability of the board of directors of BRH II, which owns more than more than 14% of the of the aggregate ownership interests held by all Tier One Parallel Investment Vehicles, to direct BAM Canada on behalf of BRH II to veto any action requiring a hyper-majority vote under the Voting Agreement (including voting decisions and material dispositions of Common Stock by the Investment Vehicles), the Reporting Person may be deemed to share voting and investment power over the Common Stock held by each of the Investment Vehicles.  Additionally, by virtue of the various agreements and arrangements described in this Schedule 13D, the Reporting Person may be deemed to be a member of a “group” with the Investment Vehicles and Brookfield Asset Management Inc., Partners Limited, Brookfield Holdings Canada Inc., Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP, Brookfield Private Funds Holdings Inc., Brookfield US Holdings Inc., Brookfield US Corporation, China Investment Corporation, Stable Investment Corporation and Best Investment Corporation  (collectively, the “Other Filers”).  None of the Investment Vehicles or the Other Filers is a Reporting Person on this Schedule 13D, and any obligations any of them may have under Section 13(d) of the Act would have to be satisfied on one or more separate filings.  To the extent that any of the Other Filers beneficially owns shares of Common Stock that are not held by one of the Investment Vehicles, the Reporting Person may be deemed to beneficially own any such shares of Common Stock, but expressly disclaims, to the extent permitted by applicable law, beneficial ownership thereof.

           (c) Other than the transactions described in Item 4, none of the Reporting Persons, nor, to their knowledge, any of the Scheduled Persons, has effected any transaction in Common Stock during the past sixty (60) days.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to include the description of the Warrant Purchase Agreement in Item 4 to this Amendment No. 1.

Item 7. Material To Be Filed as Exhibits

Item 7 of this statement on Schedule 13D is hereby amended to include:

Exhibit 9
Warrant Purchase Agreement, dated as of November 9, 2012, by and among The Howard Hughes Corporation, Brookfield Retail Holdings HHC LLC, Brookfield Retail Holdings II LLC, Brookfield Retail Holdings III LLC, Brookfield Retail Holdings IV-A LLC, Brookfield Retail Holdings IV-B LLC, Brookfield Retail Holdings IV-C LLC, Brookfield Retail Holdings IV-D LLC, Brookfield Retail Holdings V LP  and Brookfield Retail Holdings LLC (incorporated herein by reference to Exhibit 15 to the Schedule 13D/A #3 filed by Brookfield Asset Management Inc., Partners Limited, Brookfield Holdings Canada Inc., Brookfield Private Funds Holdings Inc., Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP, Brookfield US Holdings Inc., Brookfield US Corporation, Brookfield Retail Holdings HHC LLC, Brookfield Retail Holdings II LLC, Brookfield Retail Holdings III LLC, Brookfield Retail Holdings IV-A LLC, Brookfield Retail Holdings IV-B LLC, Brookfield Retail Holdings IV-C LLC, Brookfield Retail Holdings IV-D LLC and Brookfield Retail Holdings V LP on November 14, 2012).

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2012	FUTURE FUND BOARD OF GUARDIANS

By: /s/ Barry Brakey
Name: Barry Brakey
Title: Authorised Signatory

By: /s/ Robyn Marie Fry
Name: Robyn Marie Fry
Title: Authorised Signatory